

Mail Stop 3561

April 5, 2010

Mr. John J. Lennon
President & Director
UV Flu Technologies, Inc.
1694 Falmouth Road, Suite 147
Centerville, Massachusetts 02632-2933

> **Re:** **UV Flu Technologies, Inc.**
> **Item 4.01 Form 8-K**
> **Filed December 23, 2009**
> **File No. 0-53306**

Dear Mr. Lennon:

We issued comments to UV Flu Technologies, Inc. on the above captioned filing on December 29, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 19, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 19, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Mr. John J. Lennon
UV Flu Technologies, Inc.
April 5, 2010
Page 2

   Please contact Ta Tanisha Meadows at (202) 551-3322, if you have any questions. In her absence, please direct your questions to me at (202) 551-3344.

      Sincerely,

      William H. Thompson
      Accounting Branch Chief